April 29, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (631) 234-0215

Mr. Reginald Schauder, Chief Financial Officer
Canal Capital Corporation
490 Wheeler Road, Suite 185
Hauppauge, NY   11788

**RE: Canal Capital Corporation
        File No. 002-96666
        Form 10-K for the year ended October 31, 2008**

Dear Mr. Schauder:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Cicely LaMothe
                              Branch Chief